

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2020

Frank Cotroneo
Chief Financial Officer
Aspen Group, Inc.
276 Fifth Avenue, Suite 505
New York, New York 10001

> **Re: Aspen Group, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2019**
> **Filed July 9. 2019**
> **File No. 1-38175**

Dear Mr. Cotroneo:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Trade & Services